Exhibit 99.1

Ping An Biomedical and Yuan Sheng Mei Yan Sign Strategic Cooperation Agreement, Targeting RMB 500 Million in Sales Over Three Years

Hong Kong, July 22, 2026 — Ping An Biomedical Co., Ltd. (Nasdaq: PASW) (hereinafter referred to as “Ping An Biomedical”) announced that it has formally signed a strategic cooperation agreement with Yuan Sheng Mei Yan Health Services (Hainan) Co., Ltd. (hereinafter referred to as “Yuan Sheng Mei Yan”). Under the agreement, Yuan Sheng Mei Yan will serve as a channel development service provider for Ping An Biomedical. The two parties will engage in deep cooperation in the broader health and wellness services market, with a shared goal of achieving cumulative sales of RMB 500 million within three years.

Under the cooperation arrangement, Yuan Sheng Mei Yan will leverage its comprehensive capabilities in health management, wellness services, and high-end customer operations to assist Ping An Biomedical in expanding product channels, promoting market outreach, and facilitating terminal service implementation. Ping An Biomedical, in turn, will draw on its strengths in biotechnology, health products, and research and development to provide product supply and technical support, helping both parties build a synergistic system spanning products, services, and market conversion.

Ping An Biomedical stated that this collaboration represents an important step in advancing the company’s commercialization efforts and channel development. By introducing a partner with health service scenarios, direct customer access capabilities, and platform operation capabilities, the company expects to accelerate the transformation of products from the R&D stage to consumer and service applications, further broaden revenue sources, and improve market penetration.

As an innovative enterprise focused on the integration of biotechnology and health services, Yuan Sheng Mei Yan has already established a relatively complete service framework in areas such as personalized health management, cell-level wellness services, and technology-driven anti-aging health services. Centered on the core logic of “technology development — health services — scenario implementation,” the company has built a strong user service loop through health assessments, customized solutions, dynamic tracking, and offline service delivery, which is expected to help Ping An Biomedical improve customer conversion efficiency and user stickiness during market expansion.

In terms of channel expansion and scenario implementation, Yuan Sheng Mei Yan also has strong capabilities in government-enterprise cooperation and service network development. The company has established partnerships with the government of Huairou District in Beijing, relevant departments in Shenyang, and others, participating in the construction of regional health service systems. Leveraging local policy support and industrial resources, it is advancing the development of health service bases and testing centers. Such local cooperation experience is expected to support Ping An Biomedical’s future localized expansion in different regional markets, improving service accessibility and regional penetration.

Furthermore, through cross-sector cooperation with medical institutions, wellness organizations, and insurance providers, Yuan Sheng Mei Yan is gradually building a full-scenario health service network covering “prevention, care, and intervention.” This multi-tiered service network is expected to help Ping An Biomedical’s related products enter a wider range of application scenarios more quickly, while combining extended services such as health management and insurance to enhance product value and commercialization efficiency.

The key to this cooperation lies in the complementary relationship between Ping An Biomedical’s product supply side and Yuan Sheng Mei Yan’s service channel side. Ping An Biomedical provides biotechnology products and technical support, while Yuan Sheng Mei Yan leverages its professional team, channel capabilities, government-enterprise resources, and scenario-based service network to support market education, customer conversion, and service implementation, thereby creating a business loop from technology and products to end-user consumption. As China’s health and wellness industry continues to move toward greater precision, technological sophistication, and service orientation, cooperation models that combine technical capabilities with end-scenario integration are becoming an increasingly important path for growth across the industry chain.

About Ping An Biomedical Co., Ltd

Ping An Biomedical Co., Ltd. is a one-stop SCM service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to timely and accurately respond to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services and transport infrastructure; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in Ping An Biomedical Co., Ltd’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the issuance, and Ping An Biomedical Co., Ltd does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ping An Biomedical Co., Ltd.

Email: corpsec@pingan365.vip

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